Exhibit 99.1

Press Release

HUTCHMED to Host Expert Call to discuss Immune Thrombocytopenia

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, August 21, 2024: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that it will host a physician expert call with a professor and key opinion leader in immune thrombocytopenia (“ITP”), to discuss the treatment landscape of ITP via webcast on Wednesday, August 28, 2024, at 7:00 p.m. HKT.

The event will be held in Chinese (Putonghua) and can be accessed via www.hutch-med.com/event. Investors interested in listening to a webcast should log on before the start time to download any software required. The transcript of the event, including an English translation, will be available shortly thereafter for approximately 90 days. This event is intended for investor audiences only.

ESLIM-01 is a Phase III trial of HUTCHMED’s novel investigational drug candidate sovleplenib in patients with primary ITP in China. The trial met all its endpoints and results were published in The Lancet Haematology and orally presented at the European Hematology Association (EHA) Hybrid Congress. HUTCHMED filed a New Drug Application in China in January 2024 for sovleplenib.

About ITP

ITP is an autoimmune disorder characterized by immunologic destruction of platelets and decreased platelet production. Patients with ITP are at increased risk of excessive bleeding and bruising.1 ITP is also associated with fatigue (reported in up to 39% of adults with ITP) and impaired quality of life.2,3,4,5,6 The incidence of primary ITP in adults is 3.3/100,000 adults per year with a prevalence of 9.5 per 100,000 adults.7 Based on this prevalence rate, approximately 110,000 patients are estimated to be living with primary ITP in China, in addition to 56,000 patients in the US, Germany, France, Italy, Spain, UK, and Japan. It has been estimated that as many as 145,000 patients are living with chronic ITP in major pharmaceutical markets excluding China.8

About Sovleplenib

Sovleplenib is a novel, selective inhibitor of Syk for once daily oral administration. Syk, a non-receptor tyrosine kinase, is a major component in B-cell receptor and FcR signaling and is an established target for the treatment of multiple subtypes of B-cell lymphomas and autoimmune disorders. Sovleplenib is currently under clinical investigation and its safety and efficacy have not been approved by any regulatory authority. HUTCHMED currently retains all rights to sovleplenib worldwide.

In addition to ITP (NCT05029635), sovleplenib is also being studied in warm antibody autoimmune hemolytic anemia (NCT05535933) and indolent non-Hodgkin’s lymphoma (NCT03779113).

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines now marketed in China, the first of which is also marketed in the US and Europe. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of sovleplenib for the treatment of patients with ITP and the further development of sovleplenib in this and other indications. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the timing and outcome of clinical studies and the sufficiency of clinical data to support an NDA submission of sovleplenib for the treatment of patients with ITP or other indications in China or other jurisdictions, its potential to gain approvals from regulatory authorities on an expedited basis or at all, the efficacy and safety profile of sovleplenib, HUTCHMED’s ability to fund, implement and complete its further clinical development and commercialization plans for sovleplenib and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 3100 2000

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1.	Zufferey A, Kapur R, Semple JW. Pathogenesis and Therapeutic Mechanisms in Immune Thrombocytopenia (ITP). J. Clin. Med. 2017, 6(2), 16.
2.	McMillan R, Bussel JB, et al. Self-reported health-related quality of life in adults with chronic immune thrombocytopenic purpura. Am J Hematol.2008 Feb;83(2):150-4.
3.	Snyder CF, Mathias SD, Cella D, et al. Health-related quality of life of immune thrombocytopenic purpura patients: results from a web based survey. Curr Med Res Opin. 2008 Oct;24(10):2767-76.
4.	Doobaree IU, Nandigam R, Bennett D, et al. Thromboembolism in adults with primary immune thrombocytopenia: a systematic literature review and meta-analysis. Eur J Haematol. 2016 Oct;97(4):321-30.
5.	Sarpatwari A, Bennett D, Logie JW, et al. Thromboembolic events among adult patients with primary immune thrombocytopenia in the United Kingdom General Practice Research Database. Haematologica. 2010 Jul;95(7):1167-75.
6.	Sarpatwari A, Watson S, Erqou S, et al. Health-related lifestyle in adults and children with primary immune thrombocytopenia (ITP). Br J Haematol. 2010 Oct;151(2):189-91.
7.	Lambert MP, Gernsheimer TB. Clinical updates in adult immune thrombocytopenia. Blood. 2017 May 25;129(21):2829-2835.
8.	Clarivate Landscape & Forecast for Immune Thrombocytopenic Purpura, 2018.